August 16, 2004

Via Courier

Douglas B. Silver
Chairman and Chief Executive Officer
International Royalty Corporation
10 Inverness Drive East
Suite 104
Englewood, Colorado  80112
USA

Dear Mr. Silver:

Re:

Albert Chislett - International Royalty Corporation Share Purchase Agreement

This will document the agreement between Albert Chislett (“Chislett”) and International Royalty Corporation (“IRC”) whereby Chislett has agreed to sell and IRC has agreed to purchase Chislett’s interest in Archean Resources Ltd. (“Archean”) subject to and in accordance with the following terms and conditions:

1.

Defined Terms

1.1

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)

“Act” means the Corporations Act RSNL 1990, c. C-36, as in effect on the date hereof;

(b)

“Adjustment Agreement” means, collectively, that agreement dated July 10, 2003 made among Chislett, Verbiski and Archean and that agreement dated August 29, 2003 made among Chislett, Verbiski, Archean and VBHC whereby the burden and obligations of Archean under the said agreement dated July 10, 2003 were assumed by VBHC;

(c)

“Agreement” means this agreement as it may be amended from time to time by the mutual written agreement of the parties hereto;

(d)

“Altius” means Altius Resources Inc., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(e)

“Altius Minerals” means Altius Minerals Corporation, a body corporate organized and existing under the laws of Alberta;

(f)

“Altius Option Agreement” means, collectively, that option agreement dated July 10, 2003 made between Archean as optionor and Altius as optionee whereby Archean granted to Altius the option to acquire a 2.5% interest in LNRLP and that indenture dated August 29, 2003 made among Archean, Altius, VBHC and LNRLP whereby the burden and obligations of Archean under the said option agreement dated July 10, 2003 were assumed by VBHC;

(g)

“Altius Option” means the option granted to Altius pursuant to the Altius Option Agreement;

(h)

“Altius Warrants” means those warrants to purchase Altius Minerals’ shares issued to Archean in connection with the formation of LNRLP;

(i)

“Archean” means Archean Resources Ltd., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(j)

“Archean Unanimous Shareholders Agreement” means that restated shareholders agreement dated August     , 2004 made among Chislett, Verbiski and Archean;

(k)

“Business” means Archean’s interest in, including for greater certainty its interest under the Labrador Option Agreement in relation to, LNRLP, the Gross Diamond Royalty, Action 1997 St. J. No. 43 in the Supreme Court of Newfoundland and Labrador (confidentiality undertaking litigation against VBNC) and all business records, technical data and materials associated therewith;

(l)

“Business Day” means any day (other than a Saturday or a Sunday or a banking holiday) on which the principal chartered banks in Canada are open for business during normal banking hours;

(m)

“Chislett” means Albert E. Chislett, the president, a director and a shareholder of Archean;

(n)

“Closing” means the closing of the sale by Chislett and the purchase by IRC of the Purchased Shares in accordance with the terms and conditions of this Agreement;

(o)

“Closing Date” means the date of the completion of the Initial Public Offering;

(p)

“Common Shares” means issued and outstanding shares in the capital of Archean;

(q)

“Divested Assets” means all those assets of Archean excepting the Business, including without limitation (a) the entitlement respecting quarry materials conferred by Article 8 of the Labrador Option Agreement; (b) the following pending actions and legal proceedings commenced by Archean: (i) Action 1996 St. J. No. 3815 (quarry materials litigation) and (ii) Action 1996 St. J. No. 2330 (quarry license litigation against Government); (c) the Altius Warrants; (d) the consideration received on the exercise of the Altius Option, if received prior to Closing, (e) obligations and entitlements associated with Archean’s occupancy of its present office space, (f) Archean’s office assets other than those which form part of the Business, and (g) cash on hand;

(r)

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, and any matter capable of registration against title, option, right of pre-emption, or privilege;

(s)

“Gross Diamond Royalty” shall have the meaning ascribed thereto by the Labrador Option Agreement;

(t)

 “Initial Public Offering” means the initial public offering of securities of IRC in British Columbia, Alberta, Ontario and Quebec intended to be completed on or before that date which is 180 days from the date of this Agreement, provided that the Closing shall in no case occur during the time period December 15-31, 2004;

(u)

“IRC” means International Royalty Corporation, a body corporate organized and existing under the laws of the Yukon Territory, Canada;

(v)

“LNRLP” means Labrador Nickel Royalty Limited Partnership, a limited partnership formed under the laws of the Province of Ontario, of which VBHC is the sole general partner and Altius is the sole limited partner;

(w)

“LNRLP Agreement” means the agreement to form LNRLP dated July 10, 2003 made between Archean, Altius and such persons who from time to time become limited partners of LNRLP in accordance with the terms thereof;

(x)

“Labrador Option Agreement” means that agreement dated May 18, 1993, as amended by an Amendment and Addendum Agreement dated April 23, 1995 made initially between Diamond Fields Resources Inc. and Archean, certain benefits and burdens of which are now separately vested in Archean and VBHC, and in VBNC;

(y)

“Mineral Rights Tax” means that tax and tax rate applicable to the Royalty under the Mining and Mineral Rights Tax Act 2002 SNL 2002 c. M-16.1, as in effect on the date hereof;

(z)

“Mineral Rights Tax Reduction Amount” means that amount, expressed as a percentage, by which the Mineral Rights Tax may be decreased or lowered from time to time, and, for greater certainty, shall be that percentage equal to the Mineral Rights Tax in the event that the Mineral Rights Tax is repealed or abolished;

(aa)

“Payable Nickel” means nickel produced in its refined state from a refinery, which for the Voisey’s Bay Mine is projected to be 3,477,700,000 pounds assuming a 25 year mine life;

(bb)

“Projected Tax Amount” means $23,125,000;

(cc)

“Purchase Price” shall have the meaning ascribed thereto in paragraph 2.2;

(dd)

“Purchased Shares” means those Common Shares of Archean held by Chislett on the Closing Date, which shall represent a 46.25% indirect beneficial interest in LNRLP;

(ee)

“Reduction Proportion” means that proportion, expressed as a fraction, representing any proportionate reduction of the Mineral Rights Tax from time to time, calculated as follows:

Mineral Rights Tax Reduction Amount ÷ Mineral Rights Tax

(ff)

“Regulatory Approvals” means such regulatory approvals and acceptances, and in particular but without limitation such approval from the TSX Exchange, as may be necessary for the transactions contemplated by this Agreement;

(gg)

“Royalty” means the 3% net smelter returns royalty conferred by the Labrador Option Agreement and held by LNRLP;

(hh)

“Tax Adjustment Period” means that time from the Closing Date until the twenty-fifth (25th) anniversary of the Closing Date;

(ii)

“VBHC” means Voisey’s Bay Holding Corporation, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(jj)

“VBNC” means Voisey’s Bay Nickel Company Limited, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(kk)

“VBNC Agreement” means that agreement dated July 10, 2003 made among Archean, Altius Minerals Corporation, Altius, Chislett, Verbiski, VBNC, and LNRLP, to which agreement VBHC as the assignee of Archean is subject pursuant to an agreement dated August 29, 2003 made among Archean, VBHC and VBNC;

(ll)

“Verbiski” means Christopher L. Verbiski, vice-president, a director and a shareholder of Archean;

(mm)

“Voisey’s Bay Mine” means that nickel-copper-cobalt mine which as at the date hereof is under development by VBNC in the Labrador portion of the Province of Newfoundland and Labrador, and which is generally known as the Voisey’s Bay mine; and

(nn)

“Voisey’s Bay Production” means the amount of Payable Nickel, expressed in numbers of pounds, which has in aggregate been produced from the Voisey’s Bay Mine on the date that the Mineral Rights Tax is abolished or in any manner whatsoever decreased or lowered, as calculated on such date.

1.2

All references to dollar amounts in this Agreement shall mean lawful currency of Canada.

2.

Sale and Purchase of the Purchased Shares

2.1

Subject to the terms and conditions of this Agreement, Chislett covenants and agrees to sell, assign and transfer to IRC and IRC covenants and agrees to purchase from Chislett all but not less than all of the Purchased Shares.

2.2

The Purchase Price which shall be paid by IRC to Chislett for the Purchased Shares, subject to the adjustment provided for in Article 7, is the sum of $92,500,000 (CDN).

2.3

The Purchase Price of $92,500,000 (CDN) shall be paid by IRC to Chislett on Closing by way of a certified cheque or confirmed bank transfer.

2.4

Chislett shall on Closing execute and deliver to IRC the Purchased Shares, duly registered in the name of IRC, free and clear of any Encumbrances excepting the VBNC Agreement.

3.

Conditions

3.1

The Closing is subject to:

(a)

termination of the Archean Unanimous Shareholders’ Agreement and, if the Altius Option has not been exercised, the Adjustment Agreement;

(b)

IRC’s offering to Altius to purchase all of Altius’ interest in LNRLP and the LNRLP Agreement at a consideration having the value of (i) $15,000,000 (CDN), if at such time Altius owns 7.5% of the LNRLP issued units or (ii) $20,000,000 (CDN) if at such time Altius has exercised the Altius Option or owns 10% of the LNRLP issued units, the composition of which consideration shall be as provided in Article 3(11) of the LNRLP Agreement;

(c)

VBNC’s right of first offer respecting Chislett’s proposed disposition of the Purchased Shares as contained in the VBNC Agreement, and confirmation satisfactory to IRC, acting reasonably, that VBNC has declined to exercise such right in accordance with the terms of the VBNC Agreement;

(d)

satisfactory completion by IRC of its due diligence investigations in accordance with Article 13;

(e)

satisfactory completion of a National Instrument 43-101 report;

(f)

the receipt of the Regulatory Approvals on or before the Closing Date;

(g)

completion of the necessary financing to pay the purchase price for the Purchased Shares in conjunction with IRC’s Initial Public Offering on or before the Closing Date;

(h)

Archean’s divestiture, prior to the Closing Date, of the Divested Assets; and

(i)

the closing of the purchase by IRC of Verbiski’s interest in Archean pursuant to IRC’s agreement with Verbiski of even date herewith.

4.

Closing

4.1

The Closing shall take place simultaneously with the completion of IRC’s Initial Public Offering.  If the Closing shall not have occurred on or before that date which is 180 days from the date of this Agreement (unless such date is extended by mutual written agreement of the parties) this Agreement will terminate and the parties shall, excepting as to any antecedent breach of this Agreement, have no further obligations to each other hereunder.

4.2

At the Closing:

(a)

Chislett shall provide evidence satisfactory to IRC, acting reasonably, that (i) Archean has divested itself of the Divested Assets, (ii) the Archean Unanimous Shareholders’ Agreement has been terminated and (iii) if the Altius Option has not been exercised, the Adjustment Agreement has been terminated;

(b)

IRC shall deliver to Chislett a certified cheque or confirmed bank transfer in the amount of $92,500,000 (CDN);

(c)

Chislett shall deliver to IRC the Purchased Shares, duly registered in the name of IRC, free and clear of Encumbrances excepting the VBNC Agreement and any restrictions required by regulatory authorities;

(d)

Chislett shall provide his agreement to indemnify IRC for and in respect of 50% of those liabilities and obligations of Archean pertaining to the time period prior to Closing, including as to Archean’s disposition of the Divested Assets;

(e)

IRC shall deliver to Chislett, to Archean, to VBHC and to VBNC, as the case may be:

(i)

its agreement to observe, perform and fulfill the VBNC Agreement, and to indemnify and hold harmless Chislett in respect of any breach thereof;

(ii)

its agreement to pay the additional Purchase Price provided for in Article 7 hereof; and

(iii)

such certificates and opinions of counsel to IRC as may be reasonably requested by Chislett’s counsel in connection with the transactions contemplated by this Agreement which agreements, certificates and opinions shall be in a form and substance satisfactory to Chislett’s counsel.

5.

Representations, Warranties and Covenants of Chislett

5.1

Chislett represents and warrants to IRC that he has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations hereunder, subject only to compliance with the Archean Unanimous Shareholders Agreement, the Adjustment Agreement and the VBNC Agreement.

5.2

Chislett represents and warrants to IRC that, upon Closing:

(a)

he shall be the holder and owner of the Purchased Shares, free and clear of Encumbrances excepting the Adjustment Agreement and the VBNC Agreement;

(b)

Archean shall be the holder and owner of all of the issued and outstanding capital stock of VBHC;

(c)

VBHC shall be the holder and owner of either a 92.5% interest in LNRLP or, in the event that the Altius Option has been exercised, a 90% interest in LNRLP;

(d)

the Purchased Shares shall comprise a 46.25% indirect beneficial interest in LNRLP;

(e)

excepting as to the Altius Option if then unexercised, there shall exist no options, agreements or rights held by any party to acquire securities or interests in Archean, VBHC or LNRLP;

(f)

Archean and VBHC are valid and subsisting corporations duly incorporated and in good standing under the laws of Newfoundland and Labrador;

(g)

LNRLP is a valid and subsisting limited partnership duly formed under the laws of Ontario;

(h)

LNRLP owns 100% of the Royalty;

(i)

to the best of his knowledge Archean, VBHC and LNRLP are not in default of any Federal or Provincial laws;

(j)

all of the material transactions of Archean have been promptly and properly recorded or filed in or with the books or records of Archean and the minute books of Archean contain all records of the meetings and proceedings of Archean’s directors and shareholders since its incorporation;

(k)

all of the material transactions of VBHC have been promptly and properly recorded or filed in or with the books or records of VBHC and the minute books of VBHC contains all records of the meetings and proceedings of VBHC’s directors and shareholders since its incorporation;

(l)

Archean, VBHC and LNRLP hold all material licenses and permits that are required for carrying their business in the manner in which such businesses have been carried on and each of the foregoing is in full force and effect;

(m)

Archean and VBHC have the corporate power and capacity to own the assets owned by them and to carry on the businesses carried on by them and Archean and VBHC are duly qualified to carry on business in all jurisdictions in which they carry on business;

(n)

the audited consolidated financial statements of Archean for its fiscal year ended April 30, 2004 and the unaudited consolidated financial statements of Archean for the interim three-month period ended July 30, 2004 (the “Financial Statements”) are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of Archean for the periods then ended and the Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis;

(o)

there are no material liabilities of Archean, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in Archean’s Financial Statements except those incurred in the ordinary course of business of Archean since April 30, 2004 which are recorded in the books and records of the Corporation;

(p)

since April 30, 2004 there has not been any adverse material change of any kind whatsoever in the financial position or condition of Archean, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the business or assets of Archean, or the right or capacity of Archean to carry on its business;

(q)

to the best of his knowledge all tax returns and reports of Archean required by law to have been filed have been filed and are substantially true, complete and correct and all taxes and other government charges of any kind whatsoever of Archean have been paid or accrued in the Financial Statements; and

(r)

to the best of his knowledge, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting Archean, VBHC or LNRLP or its directors, officers or promoters at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever which would result in an adverse material change in the financial position, business or prospects of Archean, VBHC or LNRLP and, to the best of its knowledge, there is no basis therefor.

5.3

Chislett represents and warrants that he shall concurrently upon execution of this Agreement comply with the notice and right of first offer provisions and requirements in favour of VBNC in the VBNC Agreement, and that he shall diligently and in good faith use his best efforts to comply with his obligations under such agreements so as to permit the Closing to proceed on the Closing Date.

6.

Representations, Warranties and Covenants of IRC

6.1

IRC represents and warrants to Chislett that it has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations under this Agreement, subject only to obtaining the Regulatory Approvals and completion of the necessary financing to pay the purchase price for the Purchased Shares in conjunction with IRC’s Initial Public Offering.

6.2

IRC represents and warrants that it shall diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering within the time frames respectively set forth in paragraphs 3(1)(f) and 3(1)(g) hereunder.

7.

Additional Purchase Price Consideration Payable by IRC if Mineral Rights Tax Abolished or Decreased

7.1

IRC acknowledges and confirms its agreement and understanding that the Mineral Rights Tax may be decreased, lowered or abolished following execution of this Agreement and that, in such event, IRC shall pay to Chislett the additional Purchase Price consideration hereinafter provided for.

7.2

In the event that, at any time prior to Closing or during the Tax Adjustment Period, the Mineral Rights Tax is abolished or amended, varied or in any manner altered such that the rate of the Mineral Rights Tax applicable to the Royalty is abolished or in any manner whatsoever decreased or lowered, IRC agrees that it shall pay to Chislett, as additional Purchase Price consideration for the Purchased Shares, an amount calculated in accordance with the following formula:

Reduction Proportion x $23,125,000 (CDN) x (3,477,700,000 -Voisey’s Bay Production)
3,477,700,000

In the event that the amount of Payable Nickel is unavailable in numbers of pounds so as to enable determination of Voisey’s Bay Production on a quarterly basis, the following conversion factors shall be utilized to determine Voisey’s Bay Production:

(a)

One metric tonne = 2204.622 pounds; or

(b)

One short ton = 2000 pounds.

7.3

IRC acknowledges and agrees that the Projected Tax Amount represents the parties’ present best estimate of the aggregate Mineral Rights Tax which is projected to be payable during the Tax Adjustment Period in respect of Chislett’s indirect beneficial interest in the Royalty.  IRC covenants and agrees that, in the event that by reason of any legislative change other than as contemplated in paragraph 7.2 hereof, the actual Mineral Rights Tax payable or projected to be payable in respect of Chislett’s said interest during the Tax Adjustment Period is or is projected to be less than the Projected Tax Amount, the difference between such Projected Tax Amount and such actual Mineral Rights Tax shall be paid to Chislett as additional Purchase Price consideration for the Purchased Shares.  IRC covenants and agrees that it shall make a bona fide and genuine pre-estimate of any such amount.

7.4

The additional Purchase Price consideration herein provided for shall be paid by IRC to Chislett by way of certified cheque or confirmed bank transfer on or before the 45th day next following the abolition or amendment, variation or alteration of the Mineral Rights Tax whereby the Mineral Rights Tax is abolished or the rate of the Mineral Rights Tax applicable to the Royalty is in any manner whatsoever decreased or lowered, or following a determination that an amount is payable under paragraph 7.3, as the case may be.

8.

Time

8.1

Time shall be of the essence of this Agreement.

9.

Law

9.1

This Agreement will be governed by the laws of the Province of Newfoundland and Labrador, and the parties attorn to the non-exclusive jurisdiction of the courts of Newfoundland and Labrador for resolution of all disputes arising in connection with this Agreement.

10.

Notice

10.1

Any notice under this Agreement will be given in writing and may be sent by fax, telex, telegram or may be delivered or mailed by prepaid post address to the party to which notice is to be given at the address indicated below, or at another address designated by the party in writing.

(a)

If to Chislett:
Albert E. Chislett
Suite 704, TD Place
140 Water Street
St. John’s, NL A1C 6H6

Telephone:  709.758.1700
Facsimile:    709.758.1708

(b)

If to IRC:
Douglas B. Silver
Chairman and CEO
International Royalty Corporation
10 Inverness Drive East
Suite 104
Englewood, Colorado 80112
USA

Telephone:  303.799.9020
Facsimile:   303.799.9017

10.2

If notice is sent by fax, telex, telegram or is delivered, it will be deemed to have been given at the time of transmission or delivery.

10.3

If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

10.4

If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed, the notice will be sent by fax, telex, telegram or will be delivered.

11.

Entire Agreement

11.1

This Agreement constitutes the entire agreement between the parties and supersedes and replaces any prior understanding and agreements between the parties.

12.

Native Land Claims

12.1

IRC acknowledges that it is aware of aboriginal land claims issues which pertain to the Business and the Royalty, and has made independent assessment thereof.

13.

Due Diligence

13.1

IRC shall have a period of 60 days from the date of this Agreement during which it may conduct such due diligence as is usual in transactions of like nature, including without limitation as to title and tax, during which time period Chislett will cooperate and respond to the reasonable due diligence inquiries of IRC in a timely manner and provide access to the books, records, properties and personnel of Chislett, Archean, VBHC and LNRLP.  In the event that IRC has not provided Verbiski with notice in writing on or before the 60th day next following the date of this Agreement that it is not satisfied with its due diligence investigations, the condition for the benefit of IRC contained in paragraph 3.1(d) shall be deemed to be satisfied.  Any such notice shall contain details of the relevant due diligence issues.

13.2

IRC acknowledges that it has reviewed that agreement known as the Labrador Option Agreement and has made an independent assessment as to the value of the Royalty.

14.

Tax Matters

14.1

Each party confirms that it shall receive independent advice as to any tax implications of the agreements contemplated in this Agreement.

15.

Assignment

15.1

Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by either party hereto without the written consent of the other party first obtained, such consent not to be unreasonably withheld.  Chislett hereby confirms his consent to the transfer of this Agreement by IRC to a wholly-owned subsidiary or affiliate of IRC provided that IRC remains fully obligated to Chislett under the terms of this Agreement notwithstanding such transfer.

16.

Further Assurances/Long-Form Agreement

16.1

Each party agrees to execute and deliver such other deeds, documents and assurances and to do such other acts as may be reasonably required to carry out the true intent and meaning of this Agreement.  Both parties shall use their best efforts to fulfill all the terms of this Agreement.

16.2

At the option of either party following compliance with the VBNC Agreement, this letter agreement may be required to be replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated in this letter agreement, and in any such event, the definitive purchase agreement shall supersede and replace this letter agreement.  Notice of the requirement to replace this letter agreement by a party shall be given to the other party within 14 days next following compliance with the VBNC Agreement, and the parties shall in good faith negotiate and conclude such definitive purchase agreement within the period of 45 days next following the date of such notice.  Unless and until it is replaced by a definitive purchase agreement as aforesaid, this letter agreement and any amendments hereto shall be fully binding upon the parties.

17.

Enurement

17.1

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors and permitted assigns.

18.

Confidentiality, Public Disclosure

18.1

The parties agree that this Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by the Archean Unanimous Shareholders Agreement or by the VBNC Agreement or by applicable laws and then upon notice by the disclosing party to the other party) without the prior written approval of the other parties.

The parties agree that IRC has the right and permission from Chislett to share information regarding this transaction with its financial advisors, including but not limited to its underwriters, and other parties required for completing the due diligence and closing of the transactions contemplated by this Agreement.  Said information will be shared only on a need-to-know basis and will be subject to all recipients’ execution and delivery of a confidentiality agreement with IRC and Archean.

18.2

The content of any public disclosure or press release respecting this Agreement or the transactions contemplated hereby shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this clause 18.2 is subject always to all disclosure obligations of IRC under applicable securities laws.

19.

Execution Via Facsimile, Counterparts

19.1

It is agreed that this Agreement may be executed and delivered by fax and shall upon such execution and delivery be fully enforceable.

19.2

The parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which, taken together, shall be deemed to constitute one and the same instrument.

20.

Non-Merger

20.1

For greater certainty, IRC’s obligations as set out in Article 7 shall not merge on Closing but shall subsist.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this letter agreement.

Witness		Albert Chislett
Agreed this 16th day of August, 2004

	Per:	International Royalty Corporation
	Per:	Authorized Signatory
Witness		Authorized Signatory